# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KKR FS Income Trust, CIK 0001930679
CUSIP: 48255N100
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida (FL), 33408
Date of event which requires filing of this statement: 02/23/2026
Amends the filing with accession number 0001123292-25-000464
Filed by CIK 0000753308
Persons authorized to receive notices and communications: Charles E. Sieving, 700 Universe Boulevard, Juno Beach, Florida (FL), 33408, 561-694-4000

## Reporting persons
- NEXTERA ENERGY INC (CIK 0000753308): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 3,483,107; sole dispositive power 0; shared dispositive power 3,483,107; aggregate amount beneficially owned 3,483,107 (6.3% of the class)
- FLORIDA POWER & LIGHT CO (CIK 0000037634): type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); source of funds: working capital (WC); sole voting power 0; shared voting power 3,483,107; sole dispositive power 0; shared dispositive power 3,483,107; aggregate amount beneficially owned 3,483,107 (6.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares of beneficial interest, par value $0.01 per share
Name of issuer: KKR FS Income Trust
Address of issuer's principal executive offices: 700 Universe Boulevard, Juno Beach, Florida (FL), 33408
Comment: This Amendment No. 14 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "Commission") by the Reporting Persons on September 5, 2023, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 22, 2024, Amendment No. 2 to Schedule 13D filed with the Commission on May 24, 2024, Amendment No. 3 to Schedule 13D filed with the Commission on June 24, 2024, Amendment No. 4 to Schedule 13D filed with the Commission on August 23, 2024, Amendment No. 6 to Schedule 13D filed with the Commission on September 24, 2024, Amendment No. 7 to Schedule 13D filed with the Commission on October 23, 2024, Amendment No. 8 to Schedule 13D filed with the Commission on November 25, 2024, Amendment No. 9 to Schedule 13D filed with the Commission on December 23, 2024, Amendment No. 10 to Schedule 13D filed with the Commission on February 25, 2025, Amendment No. 11 to Schedule 13D filed with the Commission on April 23, 2025, Amendment No. 12 to Schedule 13D filed with the Commission on July 24, 2025 and Amendment No. 13 to Schedule 13D filed with the Commission on September 24, 2025 (the "Schedule 13D"), relating to the Common Shares of the Issuer. This Amendment is being filed to reflect a change in the percentage of the Common Shares owned by the Reporting Persons as a result of a change in the number of Common Shares outstanding.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) of the Schedule 13D are hereby amended and restated to read as follows:

(a) and (b) The information set forth in Items 7 - 13 of the cover pages is hereby incorporated by reference into this Item 5(a) and (b).

The percentage calculations herein are based upon 55,199,486.174 Common Shares issued and outstanding as of February 23, 2026, consisting of (i) 49,100,279 Common Shares outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 12, 2025, (ii) 892,517.528 Common Shares issued by the Issuer in a private offering as reported in the Issuer's Current Report on Form 8-K filed on November 21, 2025, (iii) 1,075,920.002 Common Shares issued by the Issuer in a private offering as reported in the Issuer's Current Report on Form 8-K filed on December 23, 2025, (iv) 1,943,114.12 Common Shares issued by the Issuer in a private offering as reported in the Issuer's Current Report on Form 8-K filed on January 21, 2026 and (v) 2,187,655.524 Common Shares issued by the Issuer in a private offering as reported in the Issuer's Current Report on Form 8-K filed on February 23, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Joint Filing Agreement.*

Exhibit B - Form of Subscription Agreement for Capital Commitments (incorporated by reference to Exhibit 10.1 of Amendment No. 1 to Form 10 filed by the Issuer with the Securities and Exchange Commission on May 26, 2023, File No. 000-56493).

* Filed herewith.

## Signatures
- NEXTERA ENERGY INC: /s/ David Flechner, David Flechner, Vice President, Compliance & Corporate Secretary (02/24/2026)
- FLORIDA POWER & LIGHT CO: /s/ David Flechner, David Flechner, Vice President, Compliance & Corporate Secretary (02/24/2026)